SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                             Issuer Pursuant to Rule
                            13a-16 or 15d -16 of the
                         Securities Exchange Act of 1934


                 Report on Form 6-K for the month of April 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X           Form 40-F _____
                                   ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes: |_|       No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes: |_|       No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes: |_|       No: |X|


Enclosures:

1. A notification dated 4 April 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 4,337 Ordinary shares in the Company in which the directors have a technical interest.

2. A notification dated 5 April 2005 advising of the acquisition of 500 Ordinary shares in the Company by Jerry Kent Masters, a director of the Company.
3. A notification dated 7 April 2005 advising of the sale of 3750 Ordinary shares in the Company by Krishnamurthy Rajagopal, a director of the Company and the sale of 3750 Ordinary shares in the Company by Usha Rajagopal, Dr Rajagopal's wife.
4. A notification dated 8 April 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 30,000 Ordinary shares in the Company in which the directors have a technical interest.
5. A notification dated 11 April 2005 advising that FMR Corp and Fidelity Investments Limited no longer have a notifiable interest in the issued Ordinary Share Capital of the Company.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 APRIL 2005
                 AT 10.53 HRS UNDER REF: PRNUK-040420051052-C90A


4 April 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 24 March 2005 of 4,337 Ordinary shares of 25p each in the Company at an exercise price of 894p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 4,337 Ordinary shares, the Trustee now holds 5,364,815 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,364,815 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 5 APRIL 2005
                  AT 11.33 HRS UNDER REF: PRNUK-0504051130-5673


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
---------------------------------------------------------------------------------------------------------
1.      Name of company                                 2.    Name of director
---------------------------------------------------------------------------------------------------------
        THE BOC GROUP plc                                     JERRY KENT MASTERS
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
3.      Please state whether notification indicates     4.    Name of the registered holder(s) and, if
        that it is in respect of holding of the               more than one holder, the number of shares
        shareholder named in 2 above or in respect            held by each of them (if notified)
        of a non-beneficial interest or in the case
        of an individual holder if it is a holding
        of that person's spouse or children under
        the age of 18 or in respect of a
        non-beneficial interest
---------------------------------------------------------------------------------------------------------
        IN RESPECT OF A HOLDING OF THE DIRECTOR IN 2          JERRY KENT MASTERS
        ABOVE
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.      Please state whether notification relates to    6.    Please state the nature of the transaction.
        of the transaction. a person(s) connected with        For PEP transactions please indicate
        the director named in 2 above and identify            whether general/single co PEP and if
        the connected person(s)                               discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
        N/A                                                   PURCHASE
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
7.      Number of          8.   Percentage of       9.    Number of             10.   Percentage of
        shares/amount           issued class              shares/amount               issued class
        of stock                                          of stock disposed
        acquired
---------------------------------------------------------------------------------------------------------
        500                     LESS THAN 0.1%
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
11.     Class of           12.  Price per           13.   Date of               14.   Date

---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
        security                share                     transaction                 company informed
---------------------------------------------------------------------------------------------------------
        ORDINARY SHARES         1015p                     4 APRIL 2005                5 APRIL 2005
        OF 25p EACH
---------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
15.   Total holding following this            16.  Total percentage holding of
      notification                                 issued class following this
                                                   notification
--------------------------------------------------------------------------------
      500 ORDINARY SHARES                          LESS THAN 0.1%
      1,856 ORDINARY SHARES (HELD
      THROUGH ADRs)
      319,195 OPTIONS
--------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
--------------------------------------------------------------------------------
17.   Date of grant                           18.  Period during which
                                                   or date on which
                                                   options exercisable
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19.  Total amount paid (if any) for grant     20.  Description of shares or
     of the option                                 debentures involved:  class,
                                                   number
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
21.   Exercise price (if fixed at time of     22.  Total number of shares or
      grant) or indication that price is to        debentures over which options
      to be fixed at time of exercise              held following this
                                                   notification
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
23.   Any additional information              24.   Name of contact and
                                                    telephone number for queries
--------------------------------------------------------------------------------
      PURCHASE OF DIRECTOR                          CAROL HUNT
      QUALIFICATION SHARES                          01276 807759
      FOLLOWING APPOINTMENT TO
      BOARD ON 1 MARCH 2005
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

      CAROL HUNT, DEPUTY COMPANY SECRETARY
      Date of notification: 5 APRIL 2005

--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 7 APRIL 2005
                  AT 14.10 HRS UNDER REF: PRNUK-0704051409-1781



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.
--------------------------------------------------------------------------------
1.   Name of company                          2.   Name of director
--------------------------------------------------------------------------------
     The BOC Group plc                             Krishnamurthy Rajagopal
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates      4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the               more than one holder, the number of shares
       shareholder named in 2 above or in respect            held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       Director named in 2 above and spouse                  N/A
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to     6.   Please state the nature of the transaction.
       a person(s) connected with the director               For PEP transactions please indicate whether
       named in 2 above and identify the                     general/single co PEP and if
       connected person(s)                                   discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       Mrs Usha Rajagopal (wife)                             Sale of 3750 shares for Dr Rajagopal and
                                                             3750 shares for Mrs Rajagopal
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
7.      Number of          8.   Percentage of       9.    Number of             10.   Percentage of
        shares/amount           issued class              shares/amount               issued class
        of stock                                          of stock
        acquired                                          disposed
---------------------------------------------------------------------------------------------------------
        N/A                     N/A                       7500                        Less than 0.1%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
11.      Class of          12.   Price per          13.    Date of               14.   Date of
         security                share                     transaction                 company
                                                                                       informed
--------------------------------------------------------------------------------------------------------
         Ordinary shares         (pound)10.11              7 April 2005                7 April 2005
         of 25p each             per share
---------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
15.   Total holding following this            16.  Total percentage holding of
      notification.                                issued class following this
                                                   notification
--------------------------------------------------------------------------------
      21,816 shares                                0.14%
      684,760 share options
--------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
--------------------------------------------------------------------------------
17.   Date of grant                           18.  Period during which or date
                                                   on which options exercisable

--------------------------------------------------------------------------------
      N/A                                          N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19.   Total amount paid (if any) for grant    20.  Description of shares or
      of the option                                debentures involved: class,
                                                   number
--------------------------------------------------------------------------------
      N/A                                          N/A
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
21.   Exercise price (if fixed at time        22.  Total number of shares or
      of grant) or indication that price           debentures over which options
      is to be fixed at time of exercise           held following this
                                                   notification
--------------------------------------------------------------------------------
      N/A                                          N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
23.   Any additional information              24.  Name of contact and telephone
                                                   number for queries
--------------------------------------------------------------------------------
      N/A                                          Jenny Peterkin - 01276 807362
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

      Jenny Peterkin - Company Secretarial Assistant
      Date of notification:
      7 April 2005
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 8 APRIL 2005
                  AT 16.06 HRS UNDER REF: PRNUK-0804051605-B326


8 April 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 7 April 2005 of 30,000 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 30,000 Ordinary shares, the Trustee now holds 5,334,815 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,334,815 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 11 APRIL 2005
                  AT 14.06 HRS UNDER REF: PRNUK-1104051406-B77D


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

--------------------------------------------------------------------------------
1.    Name of company                         2.   Name of shareholder having a
                                                   major interest

      The BOC Group plc                            FMR Corp and Fidelity
                                                   International Limited

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates      4.   Name of the registered holder(s) and, if
       that  it is in respect of holding of the              more than one holder, the number of shares
       shareholder  named in 2 above or in respect           held by each of them
       of a non-beneficial interest or in the case of
       an individual holder if it is a holding of that
       person's spouse or children under the age of 18       See additional information


       Notification in respect of party named in 2 above.

--------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
5.      Number of          6.   Percentage of       7.    Number of             8.   Percentage of
        shares/amount of        issued class              shares/amount of           issued class
        stock acquired                                    stock disposed




------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
9.   Class of security                              10.   Date of transaction   11.  Date company informed

     Ordinary shares of 25p each                          7 April 2005               11 April 2005



------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
12.  Total holding following this notification      13.   Total percentage holding of issued class following
                                                          this notification

     14,820,595                                           2.96%

------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
14.   Any additional information                    15.   Name of contact and telephone number for queries

      The BOC Group plc had previously been advised       Sarah Larkins
      that pursuant to s198 of the Companies Act,         Assistant Company Secretary
      FMR Corp and Fidelity Investments Limited had       01276 807383
      an interest of 3.09% in the issued Ordinary
      shares of the Company.

      In a letter dated 7 April 2005 The BOC Group plc has been notified that FMR Corp and Fidelity Investments Limited no longer have a notifiable interest in the issued Ordinary share capital of the Company, such interest now being 2.96%.

------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16. Name and signature of authorised company official responsible for making this notification

      Sarah Larkins

--------------------------------------------------------------------------------

Date of notification ___11 April 2005_________

--------------------------------------------------------------------------------

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  May 2, 2005



                                       By:   /s/   Sarah Larkins
                                            --------------------------------
                                            Name:  Sarah Larkins
                                            Title: Assistant Company Secretary